

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Mr. J. Eric Cooney
Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303

> Re: **Internap Network Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 000-31989**

Dear Mr. Cooney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

1. We note your statement that, "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2010. Refer to Section II.F.4 of SEC Release 34-47986.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 30, 2010)

Compensation Discussion and Analysis

Annual Incentive Compensation, page 17

2.   You disclose that "adjusted EBITDA and "free cash flow" were among the corporate financial targets used to determine 2009 annual incentive compensation for your named executive officers. Please clearly identify such metrics used to determine executive compensation as non-GAAP financial measures, and briefly explain how they are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2010

Corporate Governance

Board Leadership Structure, page 9

3.   We note your description of the company's leadership structure and your statement that the board of directors does not have a formal policy with respect to whether the chief executive officer should also serve as chairman of the board. While you describe in general the type of factors the board considers when making decisions regarding leadership structure, for example, "the person filling each role" and "the competitive and economic environment facing the company," you do not appear to explain with sufficient specificity why the board has determined, based on such factors, that Internap's current leadership structure is appropriate at this time, given the company's particular characteristics or circumstances. See Item 407(h) of Regulation S-K. Please advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-9

4.   We note that you disclose on page F-9 that during 2009 you consolidated your CDN services segment into your IP services segment and your data center services segment. As a result, your newly-combined IP services segment is comprised of two reporting units (services and products), and your data center services continue to be a single reporting unit. Please tell us how you have considered the provisions of ASC 805-10 in

determining that your CDN services do not constitute a business that represents a separate reporting unit.

5.   We note that you disclosure on page 28 that based on an analysis of your projected future U.S. pre-tax income, you do not have sufficient positive evidence to release the valuation allowance which is currently recorded against 100% of your U.S. deferred tax assets. We further note from your disclosure on page 27 that the fair value of your reporting units was derived using an income approach, and that the fair value of your IP services reporting unit exceeded the carrying value by 18%. Please tell us if the assumptions you used to project future taxable income are consistent with the cash flow assumptions you used to determine the fair value of your reporting units. Explain to us any material differences and discuss the reasons. To the extent that there are material differences that are reasonably likely to impact future results of operations and financial position, tell us what consideration you gave to disclosure of those effects in MD&A.

6.   Please tell us the carrying value as of December 31, 2009 of your finite lived intangible assets and long lived assets that were recorded with the acquisition of VitalStream Holdings, Inc. Please provide us with a roll-forward analysis of the acquired other intangible asset balances and changes associated with the VitalStream Holdings, Inc. acquisition and other intangible assets for fiscal years 2007 to 2009. Also, please tell us how you have defined the asset group or groups for these assets for purposes of performing your impairment analysis subsequent to your reorganization of segments. Your response should include a discussion of your consideration of the provisions of ASC 360-10. Further, please tell us if any impairment tests were performed during 2009 for these assets or asset groups.

Revenue Recognition, F-11

7.   We note that in your January 11, 2008 letter to the staff you asserted that with respect to your arrangements that include a service level guarantee, you are able to determine whether you have met your contractual performance levels at the time of revenue recognition and, therefore, your fees are considered fixed and determinable. We further note that you disclosed in your current report on Form 8-K dated March 18, 2008, that the preparation of the financial statements of the Company was delayed principally due to requests for customer credits subsequent to year end. Please tell us if these sales adjustments related to your service level guarantees. If they do relate to service level guarantees, please tell us how you have considered the provisions of SAB Topic 13, Section A.4.a., in light of credits issued subsequent to the performance date and revenue recognition.

<u>Income taxes, page F-26</u>

8.   You disclose a 2008 study reducing your net operating loss carryforwards due to limitations under Section 382 of the Internal Revenue Code. The reduction relates to an ownership change in 2001 that caused a revision to all periods presented. Please further explain to us how you accounted for this revision in the periods presented and reference the supporting authoritative accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant